CORPACQ GROUP PLC

CorpAcq House, 1 Goose Green

Altrincham, United Kingdom WA14 1DW

VIA EDGAR

January 26, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Isabel Rivera

Re:	CorpAcq Group Plc Amendment No. 1 to Registration Statement on Form F-4 Filed December 26, 2023 CIK No.: 0001987867

Dear Ms. Rivera:

CorpAcq Group Plc, a public limited company incorporated under the laws of England and Wales (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 11, 2024 (the “Comment Letter”), regarding Amendment No. 1 to the Company’s Registration Statement on Form F-4 filed with the Commission on December 26, 2023 (the “Registration Statement”). Concurrently with the transmission of this letter, we are publicly filing Amendment No. 2 to the Company’s Registration Statement with the Commission through EDGAR (the “Amendment”), which includes changes intended to respond to certain comments included in the Comment Letter.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed each comment with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amendment.

Amendment No. 1 to Registration Statement on Form F-4, filed December 26, 2023

Questions and Answers

What are the U.S. federal income tax consequences of exercising my redemption rights?, page 29

1.	We note your response to prior comment 17 and reissue it. Please summarize in this section of the filing the material tax consequences to shareholders electing to redeem their shares and to shareholders electing not to have their shares redeemed if the merger is completed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 29-30 of the Amendment to address this comment.

Comparative Per Share Data, page 325

2.	We note your response to prior comment 39. Given your inclusion of a pro forma condensed combined statement of financial position as of June 30, 2023 only, as required by Article 11-02(c)(1) of Regulation S-X, please remove from page 326 the combined pro forma book value per share amounts for the year ended December 31, 2022.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 336-337 of the Amendment to address this comment.

U.S. Securities & Exchange Commission

January 26, 2024

General

3.	We note your response to prior comment 43; however, you still state on page 269 that "CorpAcq expects to pay a dividend from its first year following the Business Combination and over the longer term, target a policy of at least a 50% payout ratio of free cash flow, defined as cash flow from operations less net capital expenditure." Please describe in greater detail, including by quantifying your historical performance, the basis for your response that "based on the strong historical and expected future performance of CorpAcq, the intent of current key stakeholders and management is to set up a framework to provide regular dividends to the Company's shareholders. CorpAcq has a resilient business with a history of profitable growth and cash flow generation (after deducting for net capital expenditures) thereby resulting in ability to sufficiently pay out the proposed dividends. The ongoing re-financing of the Facility and the CorpAcq Preferred Redemption is expected to provide additional significant interest savings that could be used to grow the business further and help support dividend payout. CorpAcq completes acquisitions as part of its ordinary course business targeting a 20% cash return from day 1; the Company can use a portion of this new cash flow to fund potential increase in future dividends." Also, as previously requested, discuss the specific statutory, regulatory and contractual limitations, and business considerations on the extent to which CorpAcq and its subsidiaries may pay dividends, make loans or otherwise provide or distribute funds to CorpAcq.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 270-271 of the Amendment to address this comment.

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, Esq. at Michael.Lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Stephen Scott
Stephen Scott Chief Operating Officer
CorpAcq Group Plc

cc:

Michael S. Lee, Reed Smith LLP

Michael J. Aiello, Weil, Gotshal & Manges LLP